1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-681-9059 Fax: 604-688-4670
www.quaterraresources.com

Management’s Discussion and Analysis

In respect to the Year ended December 31, 2007

Dated: March 26, 2008

Index Page

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

A. Introduction

The following Management Discussion and Analysis (“MD&A”) of the operating results and financial condition of Quaterra Resources Inc. (the “Company”) compares results for the year ended December 31, 2007 (“2007”) to the year ended December 31, 2006 (“2006”). This MD&A should be read in conjunction with the audited financial statements for the years ended December 31, 2007, December 31, 2006 and December 31, 2005. All notes referenced herein may be found in the consolidated financial statements dated December 31, 2007.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles. This MD&A, dated as of March 26, 2008, was prepared to conform to National Instrument 51-102 F1 and was approved by the Board of Directors prior to release.

The Company is a reporting issuer in British Columbia and Alberta and its shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX.V”) under the symbol QTA and on American Stock Exchange (“AMEX”) under the symbol QMM.

The Company’s reporting currency is the Canadian dollar and all dollar amounts are in Canadian dollars, unless otherwise indicated.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information relating to the Company, including detailed drill results previously disclosed in news releases, is available on SEDAR at www.sedar.com. Terms of property option agreements are described more fully in the notes to the consolidated financial statements.

B. Qualified Person

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer of the Company, is the qualified person responsible for the preparation of the technical information included in this MD&A. Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. His exploration efforts have concentrated on North America and have resulted in several significant discoveries and led to the expansion of mineral reserves at existing operations. He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May, 2006. Previously, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Eugene Spiering joined the company on January 10, 2006 as Vice President of Exploration. Mr. Spiering has over 28 years of experience in the mining exploration industry. He most recently held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. All three of these deposits are currently in production. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included uranium exploration in northern Arizona and gold exploration in western US and Venezuela. He received his Bachelor of Science-Geology degree from the University of Utah. Mr. Spiering is a member of the Society of Economic Geologists, the Australasian Institute of Mining and Metallurgy and the American Association of Petroleum Geologists.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

C. Exchange information and conversion tables.

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar
	December 31,
	2007	2006

Rate at end of period	0.98200	1.16640
Average rate for period	1.07440	1.13461
High for period	1.18730	1.17960
Low for period	0.90570	1.09260

www.oanda.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

Information from www.onlineconversion.com

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

D. Description of Business

The Company acquires and explores mineral properties in the Americas. It is currently exploring for base and precious metals in Mexico and Alaska, uranium in Arizona, and copper in Nevada.

E. Description of Mineral Properties

i) Nieves Property – Mexico

Quaterra’s 50% owned Nieves silver property is located about 90 kilometers north of Penoles’ world-class Fresnillo silver mine in Zacatecas, Mexico. The project occurs within a northwest trending mineral belt known as the Faja de Plata or Silver Belt, which hosts many of the world’s premier silver deposits. Quaterra’s land block consists of 15 concessions covering an area of more than 18 square miles and has good road access and excellent regional and local infrastructure.

The Nieves property hosts at least three steep-dipping vein systems that cross the property in an east-west direction. Both the Concordia-Delores-San Gregorio and the Santa Rita vein systems have excellent potential for both narrow zones of +500 g/t silver and a surrounding envelope of stockwork mineralization with +50 g/t silver that may represent a bulk tonnage target.

Quaterra and its equal partner Blackberry Ventures 1, LLC, completed thirty holes totaling 16,367 meters during 2004-2006. An independent technical report completed in November 2006 recommended a 10,000 meter drilling program to infill zones along the Concordia- San Gregorio vein system and to test other targets on the large and block. A 16 hole, 5,388.8 meter drilling program, primarily infill holes on the Concordia vein, was completed in December 2007. The program was successful in extending the Concordia high-grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or host the faulted extension of the Concordia vein. Highlights are as follows:

Concordia vein: Twelve holes tested the Concordia vein system, one of three east-west striking veins systems on the Nieves property. The best mineralized interval is in hole QTA-48 with 47.48 meters averaging 142 g/t silver, 0.13 g/t gold, 0.37% lead and 0.37% zinc, including a 4.67 meter interval with 777 g/t silver (22.7 oz/ton), 0.53 g/t gold, 2.45% lead and 2.20% zinc. Hole QTA-53 cut the highest grade intercept with a 1.22 meter interval averaging 1.8 kg/t silver (52.6 oz/ton), 0.32 g/t gold, 2.06% lead and 0.69% zinc.

The Concordia vein hosts moderate to high-grade silver-gold-lead-zinc mineralization at shallow levels proximal to its intercept with the Arroyo fault. The best mineralized segment of the vein currently extends for at least 400 meters along strike and over a vertical distance of 300 meters. It has a gentle rake to the southwest where it remains open.

Arroyo fault: Hole QTA-55 was collared 120 meters northeast of hole QTA- 48 and tested the junction of the Concordia vein with the Arroyo fault. The mineralized intercept starts at 62 meters and includes 37.6 meters of 108 g/t silver, 0.15 g/t Au, 0.10% Pb and 0.14% Zn. Within this zone is a 3.3 meter interval that averages 331 g/t silver (9.6 oz/ton), 0.29 g/t gold, 0.17 lead and 0.28% zinc. Mineralization consists of sheeted veinlets, and because of its shallow depth and relatively uniform grade has open pit potential. The Arroyo vein-fault system appears to strike northwest with a moderate southwest dip. Additional drilling will be necessary to determine the extent and significance of this mineralization.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

E. Description of Mineral Properties, continued

i) Nieves Property – Mexico, continued

2008 exploration plan: A geologic mapping survey of the California and Santa Rita vein systems and the more remote parts of the Nieves concession is underway. The Rosario area will also be remapped with attention given to northwest-striking structures. This work will be followed by additional core drilling later this year, concentrating on the Concordia-Arroyo-San Gregorio vein systems and their junctions. Any new prospects identified by the mapping survey will also be tested. All work plans are made in consultation with the US-based Blackberry Ventures 1, LLC, investment partnership, which will continue to pay its share of all ongoing exploration costs.

By December 31, 2007, the Company had incurred $1,302,933 for acquisition costs and $3,007,506 ($1,102,956 net of recovery) for exploration expenditures giving a total of $4,310,439 in gross costs on the Nieves property, or $2,405,889 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry.

As at December 31, 2006, the Company had incurred $1,244,464 for acquisition costs and $2,560,841 ($656,291 net of recovery) for exploration expenditures giving a total of $3,805,305 in gross costs on the Nieves property, or $1,900,755 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. (Note 5 (a) in the consolidated financial statements dated December 31, 2007)

ii) Los Crestones Project – Mexico

During 2007 the Company has completed a thirteen hole 6,163.4 meter core drilling program at its 100%-owned Crestones property in Durango State, Mexico. Six holes totalling 3,043.4 -meters were completed during the second quarter. An additional seven holes totalling 3,120 meters were completed during the third quarter. The first six drill-holes of the program did not intersect the targeted breccia feeder vents; the second phase of the program produced similar results with only a few low-grade intercepts within the hydrothermal breccia. Weakly disseminated sphalerite-galena-sulfosalts occur in silicified limestone, quartz porphyry, and hornfels. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicified limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Coarse sphalerite-galena has been observed in fault gouges.

Data evaluation is in progress to determine if additional exploration is warranted.

Acquisition costs incurred to December 31, 2007 were $78,097 and exploration expenditures were $1,368,426 for a total of $1,446,523. Acquisition costs incurred to December 31, 2006 were $71,696 and exploration expenditures were $462,590 for a total of $534,286. (Note 5(b) in the consolidated financial statements dated December 31, 2007)

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

E. Description of Mineral Properties, continued

 iii) Alaskan Properties

Duke Island – Alaska

The Company’s 100% owned Duke Island project includes 129 federal and eleven state claims on Duke Island, near Ketchikan, Alaska. The Duke Island complex consists of two separate, well-exposed, zoned ultramafic bodies interpreted to be parts of the same intrusive body at depth. Both intrusives are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro. Copper, nickel and platinum group element (PGE) mineralization on Duke Island is unlike any known Ural–Alaska complex in southeast Alaska’s Alexander Platinum Belt.

Two phases of shallow exploration drilling in 2001 and 2005 by Quaterra (11 holes, 5,971 feet) defined several large zones of low grade copper sulfide mineralization with minor nickel and platinum values. Geochemical, geological and geophysical data suggest the system extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the mineralized system remaining open to expansion. However, low grades and lack of targets better than the ones already drilled stalled exploration during 2006.

During 2007, the Company contracted an expert in ultramafic-related ore deposits to review all data and make recommendations for further work, if any. The primary conclusion was that the ultramafic rocks may be related to a layered mafic intrusive complex with potential for hosting Cu-Ni- PGE mineralization in economic quantities. The study identified several undrilled targets with higher grade potential and recommended an airborne electromagnetic survey.

Fugro Airborne Surveys Corp completed a 273 line-kilometer airborne electromagnetic (EM) survey during February 2008 using the HeliGEOTEM time domain EM survey system. The Fugro system has the potential to identify conductors more than four times deeper than earlier frequency domain EM surveys of the project and will focus in an area that has been interpreted as having the potential to contain higher sulfide concentrations and better metal grades than previously identified on the property.

The Company’s exploration plans are to compile and analyze results of airborne EM survey, permit drill sites and drill best targets in summer 2008.

Acquisition costs incurred to December 31, 2007 were $129,570 and exploration expenditures were $1,722,717 for a total of $1,852,287. Acquisition costs incurred to December 31, 2006 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836. (Note 5 (c) in the consolidated financial statements dated December 31, 2007)

Seward Peninsula – Big Bar, VMS Project – Alaska

The Company has conducted maintenance work only on its Big Bar project during the year. Acquisition costs incurred to December 31, 2007 were $21,632 and exploration expenditures were $728,140 for a total of $749,772. Acquisition costs incurred to December 31, 2006 were $18,461 and exploration expenditures were $712,113 for a total of $730,574. (Note 5 (c) in the consolidated financial statements dated December 31, 2007)

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

E. Description of Mineral Properties, continued

 iv) Uranium Project – Arizona, Utah and Wyoming

The Company, with a land position covering over 85 square miles, is one of the largest claim holders in the Arizona Strip district north of the Grand Canyon that has produced more than 20 million pounds of U3O8 from seven breccia pipes. The Company’s exploration program is directed by Patrick Hillard, who discovered these pipes during his tenure as Exploration Manager for Energy Fuels Nuclear.

The Arizona Strip has historically represented some of the highest grade mineralization and most profitable per pound uranium production in the United States. Quaterra’s mineral rights, when combined with four other leased properties controlling key extensions of previously mined uranium and vanadium deposits in Utah and Wyoming, position the Company solidly within the ranks of leading North American uranium explorers.

Quaterra decided early in 2007 to concentrate its exploration efforts on the discovery of blind or hidden pipes (those pipes not collapsing to the surface and therefore with no discernible clues to their existence). This decision was in part due to the fact that most pipes with surface expressions had been tested previously, coupled with the suggestion that blind pipes may be potentially higher grade and more numerous than pipes that have collapsed to the surface. The lack of an effective method to define targets has deterred exploration for blind pipes in the past.

Quaterra contracted Geotech Ltd. during Q1 2007 to test the applicability of its airborne time domain electromagnetic system (VTEM) to the search for blind pipes on the Arizona Strip. The survey covered approximately 420 square miles in the heart of the district. The VTEM system not only identified anomalies associated with known pipes but also found more than 200 moderate to high priority targets with similar geophysical signatures. Exploration on Quaterra’s properties during 2007 has completed 39,800 feet of drilling in 55 holes. The program has focused on 8 targets including the Company’s first VTEM anomaly A-01. Drilling on the A-01 target has encountered favorable alteration in the Hermit section, anomalous sulfide mineralization in the Kaibab Formation, dissolution of evaporites, breccia and anomalous mineralization in both the underlying Toroweap and Coconino Formations, and a pronounced structure at Kaibab/Toroweap contact; all indicative of the proximity of a blind breccia pipe .

The Company’s exploration plans involve the prioritization and drilling of a number of airborne geophysical anomalies in the search for blind pipes throughout 2008.

Acquisition costs incurred to December 31, 2007 were $2,956,192 and exploration expenditures were $3,519,528 for a total of $6,475,720. Acquisition costs incurred to December 31, 2006 were $1,125,438 and exploration expenditures were $1,079,859 for a total of $2,205,297. (Note 5 (d) in the consolidated financial statements dated December 31, 2007)

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

E. Description of Mineral Properties, continued

v) MacArthur Property – Nevada

The Company’s 100%-owned MacArthur mine is a fully stripped copper oxide deposit in Lyon County, Nevada. Located 5 miles north of the Yerington copper mine formerly operated by Anaconda, MacArthur forms part of the famous Yerington porphyry copper district that includes 3 deposits with historical resources totaling approximately 1.2 billion tons of ore averaging approximately 0.45% Cu. The MacArthur mine occurs in a quartz monzonite intrusive of Jurassic age that has been intruded by a series of northwesterly-trending quartz monzonite porphyry, rhyolite and andesite dikes.

The MacArthur copper oxide deposit, based on shallow drilling performed by Anaconda in 1971-1972, contains an historic resource of 29 million tons grading 0.28% copper, including 13 million tons of +0.40% copper. Quaterra’s 2007 drilling program (28,900 feet of drilling in 44 core holes and 42 reverse circulation holes) has substantially expanded the mineralized zone below and adjacent to the pit. Principal accomplishments are as follows:

1.

Delineation of mixed oxide/chalcocite mineralization north of the MacArthur pit that has been traced for nearly 5,000 feet in a general east-west direction. Based on holes drilled on 500 foot centers, the zone is currently up to 1,500 feet wide, averages over 100 feet thick and remains open to expansion to the north and northwest. A few historic Anaconda drill-holes suggest that this zone may connect to the south with mineralization in and adjacent to the MacArthur pit but more drilling will be required for this to be confirmed

2.

Discovery of a new zone (not included in the historic resource) of predominately chalcocite mineralization located 20 feet to approximately 70 feet below the existing MacArthur oxide copper deposit that remains open to extension both to the north and west where it may connect with the north zone mineralization detailed above. Mineralization intersected in drill holes located 1,200 to 1,700 feet east of the pit also signal good opportunities to delineate additional mineralization in this direction.

3.	Identification of a porphyry copper target in the Gallagher area west and north of the MacArthur pit below a large area of iron oxides and phyllic alteration.

The Company’s exploration plans and primary objectives for the 2008 program are to complete detailed geologic mapping of the entire property; to delineate the total extent of the acid soluble copper zone and produce a NI43-101-compliant resource; and to explore the area for primary copper mineralization.

Acquisition costs incurred to December 31, 2007 were $525,713 and exploration expenditures were $2,407,015 for a total of $2,932,728. Acquisition costs incurred to December 31, 2006 were $170,324 and exploration expenditures were $80,591 for a total of $250,915. (Note 5(e) in the consolidated financial statements dated December 31, 2007). A payment of US $350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties. (Note 5 (e) of the consolidated financial statements dated December 31, 2007)

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

E. Description of Mineral Properties, continued

vi) Yerington – Nevada

The Company received approval from the appropriate U.S. bankruptcy court in May 2007 to acquire all assets of Arimetco, Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada. The Company is currently conducting due diligence and may terminate the transaction at any time if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. The Chambers Group Inc. and Golder Associates Inc. are currently completing a Preliminary Site Condition Review as part of the Company’s due diligence.

Subject to regulatory approval, the consideration to be paid and issued by the Company is comprised of a payment of US $500,000 (of which US $100,000 has been paid as a non-refundable deposit) and the issuance of 250,000 common shares (allotted from treasury but not distributed) and a 2% net smelter return royalty capped at US $7.5 million dollars on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas (Note 5 (f) of the consolidated financial statements dated December 31, 2007).

The Anaconda Copper Company conducted open pit mining at Yerington from 1953 to 1978, producing 1.75 billion pounds of copper from oxide and sulfide ores. Arimetco subsequently used the site for heap leaching of Yerington dumps and ore from the nearby MacArthur mine from 1989 to 2000. Quaterra plans to use the site as the base for its district-wide activities, and will explore the property as part of its ongoing exploration drilling program at its 100%-owned MacArthur property.

vii) Other properties

Other properties of the Company include various properties in the USA, and Mexico. See Note 5 (g) in the consolidated financial statements dated December 31, 2007.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

F. Mineral Property Expenditures

All mineral property expenditures, detailed by property, can be found in Note 5 of the consolidated financial statements dated December 31, 2007. The deferred mineral property costs as at December 31, 2007, were as follows:

All Mineral Properties	Year End		Additions			Change	Balance
	Balance					During	as at
	Dec 31, 2006	Q1	Q2	Q3	Q4	2007	Dec 31, 2007
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	3,197,586	1,041,068	301,971	2,332,471	964,342	4,639,852	7,837,438
Total exploration	6,562,796	1,043,512	1,885,961	1,721,933	2,407,616	7,059,022	13,621,818
Less: cost recovery, Nieves	(1,904,550)	-	-	-		-	(1,904,550)

Total	7,855,832	2,084,580	2,187,932	4,054,404	3,371,958	11,698,874	19,554,706

Summary by Property
Nieves, net of cost recovery	1,900,755	17,112	14,846	88,202	384,974	505,134	2,405,889
Los Crestones	534,286	238,345	238,812	348,014	87,066	912,237	1,446,523
Uranium properties	2,205,297	1,351,275	976,688	1,472,795	469,665	4,270,423	6,475,720
Alaskan Properties	2,468,410	3,083	13,877	32,028	84,661	133,649	2,602,059
MacArthur	250,915	236,526	589,274	714,749	1,141,264	2,681,813	2,932,728
Yerington	-	12,306	143,512	778,326	321,934	1,256,078	1,256,078
Other properties	496,169	225,933	210,923	620,290	882,394	1,939,540	2,435,709

Total	7,855,832	2,084,580	2,187,932	4,054,404	3,371,958	11,698,874	19,554,706

The total mineral properties expenditure of $19,554,706, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2007 was allocated as follows; 33% on Uranium properties, 15% MacArthur, 13% on the Alaskan properties (9% on Duke Island and 4% on Big Bar), 13% other properties, 12% on Nieves, 7% on Los Crestones 7% on Yerington.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

F. Mineral Property Expenditures, continued

Total deferred mineral property costs for the year ended December 31, 2006 are as follows:

All Mineral Properties	Year End		Additions			Change	Year End
	Balance					During	Balance
	Dec 31, 2005	Q1	Q2	Q3	Q4	2006	Dec 31, 2006
	$	$	$	$	$	$	$

Summary by Expenditure
Total acquisitions	1,547,235	122,047	119,813	664,638	743,853	1,650,351	3,197,586
Total exploration	4,114,198	389,555	566,387	651,262	841,394	2,448,598	6,562,796
Less: cost recovery, Nieves	(1,904,550)	-	-	-	-	-	(1,904,550)

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

Summary by Property
Nieves, net of cost recovery	1,640,415	203,847	31,237	6,107	19,149	260,340	1,900,755
Los Crestones	79,416	3,703	86,140	89,951	275,076	454,870	534,286
Uranium properties	273,968	275,097	330,409	610,034	715,789	1,931,329	2,205,297
Alsakan Properties	1,732,600	14,228	176,143	450,461	94,978	735,810	2,468,410
MacArthur	30,484	14,727	62,271	110,848	32,585	220,431	250,915
Other properties	-	-	-	48,499	447,670	496,169	496,169

Total	3,756,883	511,602	686,200	1,315,900	1,585,247	4,098,949	7,855,832

The total mineral properties expenditure of $9,760,382, which excludes $1,904,550 recovered from Blackberry, as at December 31, 2006 was allocated as follows; 32% on the Alaskan properties (22% on Duke Island and 10% on Big Bar), 28% on Uranium properties, 24% was spent on Nieves, 7% on Los Crestones, 6% on other properties and 3% on MacArthur.

For further information on mineral properties expenditure see Note 5 of the consolidated financial statements dated December 31, 2007

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

G. Results of Operations

For the year ended December 31, 2007, the Company had a net loss of $7,303,204 compared to a net loss of $3,830,534 for the year ended December 31, 2006. Stock based compensation was $4,502,163 for 2007 (2006: $3,045,004) as stock options were granted and recognized. Removing the stock based compensation results in a net loss of $2,801,041 for 2007 and $785,530 for 2006.

The increase of $2,015,511, in the net loss for 2007, excluding stock based compensation can be explained as follows:

i)

Administration costs increased by $56,000 from $60,000 for 2006 to $116,000 for 2007. This is due to an increase in these fees from $5,000 to $10,000 per month from January to October and $8,000 per month in November and December.

ii)	Amortization costs increased by $33,318 from $9,991 for 2006 to $43,309 for 2007. This is due to the purchase of fixed assets and the depreciation of these assets.

iii)

Consulting services increased by $366,541 from $105,815 for 2006 to $472,356 for 2007. This is increase is due to the contract of consultants in respect to compliance with the Sarbanes-Oxley act (“SOX”) necessary for listing on Amex. There was also an increase in activity in respect to the day to day running of the Company and the commissioning of consultants for exploration purposes.

iv)	Director and officer fees increased by $43,058 from $5,625 for 2006 to $48,683 for 2007. This increase is due to the new company policy of providing compensation for independent directors.

v)

Investor relation costs increased by $86,807 from $144,858 for 2006 to $231,665 for 2007. This is due to the fees paid during 2007 to O & M Partners to provide investor relations as well as the attendance by the Company at several trade shows and the upgrade of the promotional booth and literature for these conferences.

vi)	Office and general expenses increased by $44,480 from $161,940 for 2006 to $206,420 for 2007. This is due to the increased activity in respect to the day to day running of the Company.

vii)	Professional fees increased by $160,214 from $139,712 for 2006 to $299,926 for 2007. This is due to increased legal, accounting and auditing expenses due to the increased activity of the Company.

viii)

Regulatory fees increased by $102,094 from $16,723 for 2006 to $118,817 for 2007. This is due to increased in TSX.V filing fees for a publicly listed company, which is based on the issued and outstanding share capital and a timing difference in the payment of these fees.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

G. Results of Operations, continued

ix)

Shareholders communications expenses increased by $77,027 from $15,522 for 2006 to $92,549 for 2007. This is almost exclusively due to the production and distribution of the Annual General Meeting (“AGM”) brochure in 2007.

x)	Transfer agent’s costs increased by $13,290 from $15,567 for 2006 compared to $28,857 for 2007. This is due to the increased activity.

xi)

Travel and promotion costs increased by $96,319 from $71,679 for 2006 to $167,998 for 2007. This is due to the increased travel of a VP exploration as well as increased travel by other consultants to inspect potential new properties. There was also an increase in travel for trade shows, and meetings with analysts and other prominent industry experts.

xii)	Salaries and benefits costs increased by $202,560 from $60,984 for 2006 compared to $263,544 for 2007. This increase is due to the new salary payments to the President of the Company.

xiii)	Interest income increased by $162,696 from $85,988 for 2006 to $248,684 for 2007. This is due to considerably larger cash amounts being held in fixed term deposits.

ivx)	The Company reported a net foreign currency loss of $778,126 for 2007 compared to a gain $79,449 for 2006.

Since all current assets and liabilities held in US dollars as at December 31, 2007 have to be converted to Canadian dollars on consolidation at the prevailing exchange, being 0.982, this created an exchange loss due to a weakening US dollar compared to the Canadian dollar. The Company held US dollar cash amounts, on average, of approximately US $4 million during 2007 which was not the case in 2006 when the average cash held was approximately US $1.3 million.

This foreign exchange loss reflects the Company’s US cash position and that the US dollar has fallen from Cdn$1.1664 at December 31, 2006 to Cdn$0.982 at December 31, 2007.

It is important to note that the majority of transactions for the Company are in US dollars and, to a lesser extent, Mexican Pesos, and therefore foreign exchange fluctuations can result in increases or decreases in these expenditures when translated to Canadian dollars.

vx)	A Joint Venture administration fee of $47,859 was received for 2007 . This is reflective of work performed on the joint venture in 2007 compared to 2006.

vxi)	A expense recovery of $40,329 occurred during 2006.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

H. Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

	Dec 31,	Sept 30,	June 30,	March 31	Dec 31,	Sept. 30,	June 30,	March 31,	Dec, 31
	2007	2007	2007	2007	2006	2006	2006	2006	2005
	$	$	$	$	$	$	$	$	$

Operating expenses	676,059	405,391	549,223	459,451	211,786	202,843	209,825	140,987	134,585
Interest earned	(41,355)	(54,205)	(62,770)	(90,354)	(30,060)	(26,277)	(19,267)	(10,384)	(22,641)
Other income	(47,859)	-	-	-	-	-	-	-	(25,000)
Foreign exchange (gain) loss	44,294	242,974	413,887	76,971	(115,647)	29,136	4,450	2,612	81,907
General exploration	31,449	67,843	57,241	72,801	78,640	53,067	85,237	8,911	2,441

Loss before the undernoted	662,588	662,003	957,581	518,869	144,719	258,769	280,245	142,126	171,292

Stock-based compensation	(1,620,850)	5,834,303	15,555	273,155	880,374	1,982,373	114,500	67,757	(129,373)
Write off of reclamation bond	-	-	-	-	-	-	-	-	2,500
Accrued liabilities written off	-	-	-	-	6,063	(6,761)	(23,831)	(15,800)	-

Net Loss	(958,262)	6,496,306	973,136	792,024	1,031,156	2,234,381	370,914	194,083	44,419

Loss (profit) per share - basic and diluted	(0.01)	0.08	0.01	0.01	0.01	0.03	0.01	0.00	0.01

I. Selected Annual Information.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed fiscal years ending December 31:

	2007	2006	2005
Total revenues	$296,543	$128,963	$71,135
Net loss for the year	$(7,303,204)	$(3,830,534)	$(788,060)
Basic and fully diluted per share	$(0.09)	$(0.05)	$(0.01)
Total assets	$24,198,211	$17,340,544	$5,855,847
Total long-term financial liabilties	$270,050	$-	$-
Cash dividends declared per common share	$-	$-	$-

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

J. Related Party Information.

The Company is party to an agreement dated January 1, 2007 with its President, Thomas C Patton., for Mr. Patton to provide services in the capacity of President for $12,500 per month giving an annual remuneration of $150,000.

The Company is party to an agreement dated January 1, 2006 with its Vice-President of Exploration, Eugene Spiering, for Mr. Spiering to provide services in the capacity of Vice-President of Exploration for $12,500 per month giving an annual remuneration of $150,000.

The Company is party to an agreement dated March 27, 2006 with its Chief Financial Officer, Scott Hean, for Mr. Hean to provide services in the capacity of CFO for $2,500 for the first six months of service and $3,250 per month thereafter.

The Company, commencing August 22, 2006, compensates its independent directors with an annual fee of $9,000, $375 per meeting attended and any other reasonable meeting fees. The Company uses the definition of “independent” from MI 52-110 where to be independent the director must not have a direct or indirect material relationship with the Company other than that of director.

During the year ended December 31, 2007 a private company controlled by a director provided management and administration services of $116,000 (2006: $60,000) and other various consulting services of $ $308,711 (2006: $166,116) to the Company. Other private companies controlled by a director or officer provided other various services totaling $31,084 (2006: $69,936) to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and related parties, which management believes was reasonable under the circumstances.

For further information regarding related party expenditures, refer to Note 6 of the consolidated financial statements dated December 31, 2007.

K. Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. The Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

The Company had a working capital balance of $2,866,527 as at December 31, 2007, compared to a working capital balance of $9,065,713 as at December 31, 2006.

i)	Equity financings

Year ended December 31, 2007

There were no equity financings during the year ended December 31, 2007.

During the year ended December 31, 2007 4,589,285 common shares were issued for gross proceeds of $6,870,281 from shares issued for the exercise of stock options and share purchase warrants.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

K.	Financial Conditions, Liquidity and Capital Resources, continued

	ii)	Funds raised by Stock options and share purchase warrants

Year ended December 31, 2006

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008 (accelerated to August 20, 2007 see Note 7 (e) of the consolidated financial statements dated December 31, 2007). The Company incurred net share issuance costs of $502,596, including 291,484 shares were issued for finders’ fees valued at $510,097.

During the year ended December 31, 2006 6,643,281 common shares were issued for gross proceeds of $2,582,171 from shares issued for the exercise of stock options and share purchase warrants.

	iii)	Exploration expenditures Year ended December 31, 2007

During the year ended December 31, 2007, the Company spent $9,132,683 mineral property costs, (excluding shares issued for acquisition costs, the promissory note and amounts accrued for exploration accounts payable) of which $2,818,752 was spent on acquisition costs and $6,313,931 on exploration.

Year ended December 31, 2006

During the year ended December 31, 2006, the Company spent $3,335,212 mineral property costs, (excluding shares issued for acquisition costs and amounts accrued for exploration accounts payable) of which $1,044,352 was spent on acquisition costs and $2,290,860 on exploration.

	iv)	Commitments

Over the next two years, pursuant to the terms of its option agreements and amendments thereto, the Company has the following expenditure commitments to maintain the properties and earn its interests:

1.	The Company is required to make payments for the Uranium properties.

	a.	US $40,000 on or before August 10, 2008.
	b.	US $75,000 on or before September 6, 2008.
	c.	US $100,000 on or before August 10, 2009.
	d.	US $135,000 on or before September 6, 2009.

2.	The Company is required to make either of the following payment options for MacArthur Claim.

	a.	US $43,750 on or before March 31, 2008.
	a.	US $43,750 on or before June 30, 2008.
	a.	US $43,750 on or before September 30, 2008.
	a.	US $43,750 on or before December 31, 2008.
	b.	US $125,000 on or before January 15, 2009.
	c.	US $2,070,000 on or before January 15, 2010.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

K.	Financial Conditions, Liquidity and Capital Resources, continued

	iv)	Commitments

3	The Company has the following potential payments for the Yerington.

	a.	US $400,000 on completion of terms of agreement.

4	The Company is required to make the following payments for the South West Tintic mining claims.

	a.	US $275,000 on or before August 29, 2008
	b.	US $20,000 on or before February 15, 2009.
	c.	US $275,000 on or before August 29, 2009
	d.	US $40,000 on or before February 15, 2010.

5	The Company is required to make the following payments for Gray Hills claims.

	a.	US $25,000 on or before July 11, 2008.
	b.	US $30,000 on or before July 11, 2009.

6	The Company is required to make the following payments for Herbert Glacier claims.

	a.	US $12,000 on or before November 19, 2008.
	b.	US $12,000 on or before November 19, 2009.

The Company is also required to incur the following exploration expenditure Herbert Glacier claims.

	a.	US $25,000 on or before November 19, 2008.
	b.	US $25,000 on or before November 19, 2009.

7	The Company is required to make the following payments for Cave Peak claims.

	a.	US $50,000 on or before March 27, 2008.
	b.	US $60,000 on or before March 27, 2009.

8	The Company is required to make the following payments for Copper Canyon project.

	a.	US $35,000 on or before November 6, 2008.
	b.	US $75,000 on or before November 6, 2009.

9	The Company is required to make the following payments for Majuba Hill claims.

	a.	US $100,000 on or before December 10, 2008.
	b.	US $100,000 on or before December 10, 2009.

	v)	Outstanding stock options and share purchase warrants

As at March 26, 2008, 2,897,800 stock options are “in the money” (the exercise price is less than the current share trading price) and all are exercisable. If they were exercised, the Company would realize proceeds of $3,882,140.

L.	Outstanding Shares, Options and Share Purchase Warrants

	i)	Issued and outstanding shares

The Company has unlimited authorized, without par value, common shares.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

L.	Outstanding Shares, Options and Share Purchase Warrants, continued

	i)	Issued and outstanding shares, continued

	Number of shares	Total

Balance as at December 31, 2007	83,167,005	$36,875,448
Issued subsequent to year end
Exercise of stock options	570,700	$240,435
Issued for services	7,653	$22,500

Balance as at March 26, 2008	83,745,358	$37,138,383

ii)	Share Purchase Warrants

As at December 31, 2007, there were no share purchase warrants outstanding.

iii)	Stock Options

As at December 31, 2007, there were 5,559,500 stock options outstanding with a weighted average exercise price of $1.99 per share. Options currently outstanding are as follows:

Exercise	Expiry	Balance	Granted	Cancelled	Exercised	Balance
Price	Date	Dec 31, 2007		or Expired		March 26, 2008

$0.12	January 10, 2008	170,000	-	-	170,000	-
$0.34	December 8, 2008	70,000	-	-	55,000	15,000
$0.62	March 25, 2009	145,000	-	-	50,000	95,000
$0.35	August 9, 2010	533,500	-	-	240,000	293,500
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	1,600,000	-	-	55,700	1,544,300
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	75,000	-	-	-	75,000
$2.70	February 21, 2012	25,000	-	-	-	25,000
$3.33	July 20, 2012	2,011,000	-	-	-	2,011,000
$3.33	August 7, 2012	80,000	-	-	-	80,000
$2.93	October 9, 2012	50,000	-	-	-	50,000

		5,559,500	-	-	570,700	4,988,800

Weighted average exercise price		$1.99	$0.00	$0.00	$0.42	$2.17

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

L.	Outstanding Shares, Options and Share Purchase Warrants, continued

	iii)	Stock Options, continued

The following events occurred subsequent to the year end December 31, 2007.

1.	570,700 stock options were exercised at an average price of $0.42 per share for total funds of $240,435.

M. Subsequent events and outlook

The Company’s 2008 exploration plan details can be found in Note E of this MD&A.

On February 5, 2008 the Company released US $83,000 towards the acquisition of all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada (Note 5 (f) of the consolidated financial statements dated December 31, 2007). US $17,000 of the US $100,000 non-refundable deposit remains in escrow along with the 250,000 Quaterra common shares issued but not distributed.

Subject to regulatory approval the Company is in the process of raising funds through a private placement of up to 4,000,000 units at a price of US $3.20 per unit for potential gross proceeds of US $12,800,000. Each unit will consist of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of US $4.20 until expiry 18 months subsequent to the closing date.

The Company is progressing with its SOX documentation and expects to be compliant within the regulatory deadline of December 31, 2008.

N. Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51 - 102.

O. Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this annual report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

O. Management’s Responsibility for Financial Information, continued

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of four directors, who meet at least quarterly with management and, at least annually with the external auditors to review accounting, internal control, financial reporting, and audit matters.

Certification of Annual Filing

Based on their knowledge, the President and Chief Financial Officer of the Company have reviewed the annual filing and certified that the annual consolidated financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows. The President and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company, and they believe:

(i)

the disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, are made known to them, particularly during the period in which the annual filings are being prepared; and

(ii)

the internal control over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian generally accepted accounting principles.

Due to the small size of the Company, there is a lack of segregation of duties which is an internal control weakness. Management mitigates this risk through direct involvement of senior management in day-to-day operations. It is unlikely that this weakness can be properly addressed until the Company grows to a significant size. During the year ended December 31, 2007, there are no changes in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

P. Changes in Accounting Policies and Recent Accounting Pronouncements

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (CICA) Handbook Section 3855 “financial instruments – recognition and measurement” which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires the Company to account for certain financial assets and liabilities at fair value at each balance sheet date. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

P. Changes in Accounting Policies and Recent Accounting Pronouncements, continued

Changes in Accounting Policies, continued

Financial instruments include cash and cash equivalents, bank indebtedness, accounts payable and accrued liabilities and amounts due to related parties, which are designated as held for trading. Changes in fair value for these instruments have been recorded in net income. Investments are classified as available-for-sale and because they do not have a quoted market price in an active market, they are recorded at their carrying value on the balance sheet.

The adoption of this section does not impact the opening equity and losses of the Company as the fair values of the financial instruments approximate their carrying values due to their short-term maturity.

Effective January 1, 2007, the Company also adopted the CICA Handbook Section 1530, “comprehensive income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with shareholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income includes gains or losses, which generally accepted accounting principles requires to be recognized in a period but excluded from net income for that period. The Company has no items of other comprehensive income in any period presented. Therefore, net income as presented in the Company’s Statements of Operations and Deficit equals comprehensive income.

Future accounting changes

The CICA has issued the following new Handbook sections that will become effective on January 1, 2008 for the Company:

  Section 3862, “Financial Instruments - Disclosures”
  Section 3863, “Financial Instruments - Presentation”
  Section 1535, “Capital Disclosures”.

CICA Handbook Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments - Disclosure and Presentation”, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation requirements of Section 3861. The Company is currently evaluating the impact of the adoption of these new sections.

CICA Handbook Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. The Company is currently evaluating the impact of adoption of this new section.

These new accounting pronouncements currently have no impact on the financial statements of the Company.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

Q. Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the year ended December 31, 2007

R. Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

S. Whistleblower Policy

Effective June 30, 2005, the audit committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices

T. Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.